UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       Schedule 14f-1

          Under the Securities Exchange Act of 1934

                   Waterloo Ventures, Inc.
(Exact name of registrant as specified in its corporate charter)

                Commission File No. 000-50428
Nevada                                                  98-0377027
(State or other jurisdiction of                            (I.R.S.
incorporation or organization)                            Employer
                                                      Identification No.)

355 Burrard Street, Suite 1530 Vancouver,                  V3J 5V7
British Columbia
(Address of principal                                   (Zip Code)
executive offices)
                              (604) 736-5005
                      Registrant's telephone number

                       March 19, 2004

 NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on March 19, 2004 of shares of $.001 par common stock ("Common Stock") of Waterloo Ventures, Inc., a Nevada corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.


                        INTRODUCTION

(Describe any other arrangement leading to change in control)

On March 19, 2004, Marshall Bertram, the president, chief executive officer, chief accounting officer and a director of the Company, agreed to enter into a share purchase transaction with Cecile Coady (the "MB Share Purchase Transaction") whereby Ms. Coady agreed to purchase Mr. Bertram's 500,000 shares of common stock. The agreed upon closing date for the MB Share Purchase Transaction is March 31, 2004.

On March 19, 2004, Barry Whelan, the secretary, treasurer and a director of the Company, agreed to enter into a share purchase transaction with Cecile Coady (the "BW Share Purchase Transactions") whereby Ms. Coady agreed to purchase Mr. Whelan's 500,000 shares of common stock. The agreed upon closing date for the BW Share Purchase Transaction is March 31, 2004.

Change in the Majority of the Board of Directors

Effective with the closing of the Transactions, Mr. Bertram intends to resign his positions as president, chief executive officer, chief accounting officer and a director of the Company; and Mr. Barry Whelan intends to resign his position as secretary, treasurer and a director of the Company. A new director will be appointed upon their resignations, which shall result in a change in the majority of the Company's board of directors. Such new director will consist of an individual to be nominated by Mr. Bertram and Mr. Whelan. These new director is proposed to be Ms. Cecile Coady. To give effect to this agreement, the Company's current board of directors, consisting of Mr. Bertram and Mr. Whelan, will resign on the day following the tenth day that this Schedule 14f-1 information statement is mailed to the stockholders of the Company.

Voting Securities of the Company

As of March 19, 2004, we had 2,660,000 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Change of Control

Mr. Bertram has agreed to transfer 500,000 shares of common stock to Ms. Coady on the closing. Mr. Whelan has agreed to transfer 500,000 shares of common stock to Ms. Coady on the closing. Cecile Coady will own an aggregate of 1,000,000 shares of common stock subsequent to completion of the purchase transactions. As a consequence thereof, there will be a change in control of the Company.

Information regarding the Company

Please read this Information Statement carefully. It describes the general terms of the Transactions and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by such agreements. Additional information about the transactions contemplated by the Transactions and the business of the Company will be contained in the Company's Current Report on Form 8-K, expected to be filed with the Securities and Exchange Commission. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                   EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended August 31, 2003. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

                 SUMMARY COMPENSATION TABLE

                                     LONG TERM COMPENSATION
                       ANNUAL              Awards       Payo
                    COMPENSATION                         uts

            Year Salary Bonus Other  Restricted Securities  LTIP   All
                    ($)      Annual   Stock  Underlying  Payouts  Other
                       ($)  Compens   Awards  Options/SA        Compensa
                             ation     ($)     Rs (#)     ($)     tion ($)
                             ($)
Marshall    2003   $0   $0     $0       $0        0       $0     $0
Bertram,
President,
Chief
Executive
Officer,
Chief
Accounting
Officer

Barry       2003   $0   $0     $0       $0        0       $0     $0
Whelan,
Secretary,
Treasurer

Stock Option Grants

No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended August 31, 2003.

Exercises of Stock Options and Year-End Option Values

No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended August 31, 2003.

Outstanding Stock Options

The Company has not granted any stock options and do not have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of the Company's common stock.

Compensation of Directors

The Company's directors do not receive cash compensation for their services as directors or members of committees of the board.

      PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of common stock beneficially owned as of March 19, 2004 by:
(i) each person (including any group) known to the Company to own more than five percent (5%) of any class of the Company's voting securities,
(ii) each of the Company's directors, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

CURRENT OFFICERS AND DIRECTORS

Title of     Name and Address    Amount and Nature of    Percent of
Class        of Beneficial         Beneficial Owner         Class
             Owner
Common       Marshall Bertram       500,000 shares          18.8%
Stock        355 Burrard           President, Chief
             Street, Suite        Executive Officer,
             1530                  Chief Accounting
             Vancouver,         Officer and a director
             British Columbia
             V3J 5V7
Common       Barry Whelan           500,000 shares          18.8%
Stock        355 Burrard         Secretary, Treasurer
             Street, Suite          and a director
             1530
             Vancouver,
             British Columbia
             V3J 5V7
Common       All directors and
Stock        named executive       1,000,000 shares         37.6%
             officers as a
             group

PROPOSED OFFICERS AND DIRECTORS

Title of     Name of            Amount of Beneficial     Percent of
Class        Beneficial Owner   Owner                      Class
Common       Cecile Coady          1,000,000 shares        37.6%
Stock        111 Presidential      president, chief
             Avenue               financial officer,
             Suite 158             secretary, and a
             Bala Cynwyd, PA           director
             19004               (effective March 29,
                                        2004)
Common       All directors and     1,000,000 shares        37.6%
Stock        named executive     (effective March 29,
             officers as a              2004)
             group

Beneficial ownership is determined in accordance with the rules of the SEC generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of the Registrant's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Registrant's common stock indicated as beneficially owned by them.



              DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about March 19, 2004, Mr. Marshall Bertram and Mr. Barry Whelan will each tender a letter of resignation to the Board to resign as directors of the Company. Ms. Cecile Coady will be appointed as a director of the Company upon the resignations of Mr. Marshall Bertram and Mr. Barry Whelan.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

          CURRENT EXECUTIVE OFFICERS AND DIRECTORS

     Name           Age    Position
     Marshall       64     President, Chief Executive Officer,
     Bertram               Chief Accounting Officer, Director
     Barry          63     Secretary, Treasurer, Director
     Whelan

Marshall Bertram: Mr. Bertram has acted as our president, chief executive officer, principal accounting officer and as a director since our inception. He has had a lengthy career in the natural resource industry spanning some twenty-five years. Mr. Bertram has acted as a director of natural resource companies in the past, and currently consults for natural resource companies. Since 1997, Mr. Bertram has been a director of Rampart Ventures Ltd., a Canadian reporting company that trades on the TSX Venture Exchange. From 1996 to January 2002, he was a director of Nuapex Energy, a gold exploration Company. From 1994 to 1999, Mr. Bertram acted as a director and C.F.O. of Kenrich Mining Corp. From 1987 to 1992, he was president and a director of Prominent Resources Corp., a mining company involved in the joint venture development of an open pit mine in Ghana, West Africa. Mr. Bertram does not hold any professional or technical credentials in the geology field. Mr. Bertram has spent approximately 10% of his time on managing our business affairs during the past year. He also devotes significant business time to the affairs of Rampart Ventures Ltd. Mr. Bertram is not an officer or director of any other reporting company.

Barry Whelan: Mr. Whelan has acted as our secretary, treasurer and a director since our inception. Mr. Whelan is a professional geologist with many years of experience in the mining exploration and oil and gas industries. Mr. Whelan is a fellow of the Geological Association of Canada and a member of the British Columbia Association of Professional Engineers and Geoscientists. From 1981 to present, Mr. Whelan has worked as a full-time geological consultant for various private and public resource companies including Anvil Resources Inc., Prosperous Resources Corporation, Ridgewood Holdings Ltd., Maxim Resources Ltd., Geneva Capital Inc., Thunderbird Resources Ltd., Golden Lion Resources Ltd. and African Crown Limited. Mr. Whelan has spent approximately 10% of his time on managing our business affairs during the past year. Mr. Whelan is not an officer or director of any other reporting company.

          PROPOSED EXECUTIVE OFFICERS AND DIRECTORS
 AFTER THE RESIGNATION OF MARSHALL BERTRAM AND BARRY WHELAN

     Name          Age   Position
     Cecile Coady  50    president,    chief    financial    officer,
                         secretary, and a director

Cecile T. Coady. Ms. Coady has served as an Officer and Director of the BPK Resources, Inc. since April 19, 2002, a reporting company. Ms. Coady currently serves as the Secretary and Treasurer of that company and served as its President between April and September 2002. Since 1990, Ms. Coady has served as the President of ESC Consulting Services Corp., a Pennsylvania based private management consulting firm. Ms. Coady is not an officer or director of any other reporting company.

                         COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

             MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended August
31, 2003.

   SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended August 31, 2003 and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

                      LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                         SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterloo Ventures, Inc.


       /s/Marshall Bertram
By:     Marshall Bertram
Its:    President